ULTIMUS MANAGERS TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

FILED VIA EDGAR

September 15, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Ultimus Managers Trust (the “Trust”)

File Nos. 333-180308 and 811-22680

Ladies and Gentlemen:

The Trust hereby submits for filing under the Securities Act of 1933, rule 485(a)(2) thereunder, and the Investment Company Act of 1940, each as amended, the electronic version of the Trust’s Post-Effective Amendment No. 198 (the “Amendment”) to its Registration Statement on Form N-1A.

The Amendment is being filed for the purpose of adding a new series: Westwood Quality MidCap Fund.

If you have any questions, please contact me at: (513) 587-3454.

Very truly yours,

/s/ David James

David James

Secretary of the Trust